VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tidal Trust I (the “Trust”)
Response to Comments Regarding Financial Statement Review
File Nos. 811-23377; 333-227298

Dear Ms. Christina DiAngelo Fettig:

This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on July 18, 2025, with respect to the Trust’s recent Form N-CSR and Form N-CEN filings for the series of the Trust (each, a “Fund” and collectively, the “Funds”) and their respective fiscal year ends as set forth in the table below:

Series ID	Series Name	FYE Reviewed
S000075316	Residential REIT ETF	1/31/2025
S000080389	Intelligent Real Estate ETF	1/31/2025

For your convenience, the comments have been reproduced with responses following each comment.

1.	The Staff noted for the Tailored Shareholder Reports that the Dow Jones U.S. Select REIT Index and the S&P 500 Total Return Index, each referenced by both Funds, were each tagged for XBRL purposes as the broad-based securities market index. The Staff notes that each Fund is only allowed to identify one index for broad based comparison purposes.

Response: The Trust acknowledges and concurs with the Staff’s assessment. The Trust undertakes to ensure that future XBRL tagging identifies only one broad-based securities market index for each Fund.

2.	The Staff noted that the disclosure required by Form N-1A Item 27A(i) regarding Availability of Additional Information, was not fully included in the tailored shareholder report for each Fund.

Response: The Trust respectfully disagrees with the Staff’s assessment and believes that each Fund’s tailored shareholder report includes the disclosure required pursuant to Item 27A(i).

3.	The Financial Statements dated January 31, 2025, include Note 5, addressing Segment Reporting pursuant to FASB Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. Note 5 indicates that Tidal Investments LLC, each Fund’s investment adviser (the “Adviser”), serves as the Funds’ Chief Operating Decision Maker (“CODM”) for purposes of compliance with ASU 2023-07. In accordance with the provisions of ASU 2023-07, please consider disclosing the names of the individuals at the Adviser who are responsible for fulfilling the CODM responsibilities.

Response: The Trust notes that ASU 2023-07 provides that a fund shall disclose “the title and position of the individual or the name of the group or committee identified” as the CODM. Accordingly, the Trust believes that the current disclosure, identifying the Adviser as CODM, conforms to the requirements of ASU 2023-07 and is consistent with standard industry practice. However, the Trust undertakes to consider disclosing additional information about the individuals fulfilling the CODM role for the Adviser in future financial statements filed with the SEC.

4.	Given the disclosure in Note 4 to the financial statements regarding the Funds’ unitary management fee, the Staff requests that the Trust confirm that the Adviser is current with its obligation to pay expenses of each Fund under the terms of the Advisory Agreement.

Response: The Trust confirms that, with respect to the period of time covered by the financial statements reviewed by the Staff, the Adviser was in compliance with the terms of the Advisory Agreement relating to payment of Fund expenses.

5.	The Staff noted that Item 4.(c) of Form N-CSR did not include the required description of the tax services performed by the Funds’ principal accountant. Please provide a description of the services performed and confirm that future Form N-CSR filings will include the expected description.

Response: The Trust responds that the services provided by the principal accountant were the review of Federal Forms 1120-RIC and 8613, preparation of state tax returns, and calculation of excise dividends. The Trust confirms an amended filing will be made with the description of services noted in the preceding sentence and undertakes to ensure future N-CSR filings include the required description.

6.	The Staff noted that the reference to the Fund’s principal accountant in Item 4.(e) of Form N-CSR does not appear accurate.

Response: The Trust responds that Item 4.(e) identified the incorrect principal accountant for the Funds and confirms that the amended N-CSR filing will correct the disclosure.

7.	The Staff noted that the response to Form N-CEN Item C.7.n indicates that the Funds relied on the statutory exemptions available in Rule 18f-4 under the Investment Company Act of 1940, as amended (the “1940 Act”) in order to enter into derivatives transactions. Please confirm the Item C.7.n response is accurate.

Response: The Trust responds the Funds did not rely on Rule 18f-4 during the fiscal period ended January 31, 2025. The Trust confirms that future Form N-CEN filings will not indicate that the Funds relied on Rule 18f-4 for the Funds unless the Funds’ investments during the period necessitated reliance on Rule 18f-4.

8.	The Staff noted that the response to Item B.23 of the Funds’ Form N-CEN indicates that the Trust paid a dividend or made a distribution in the nature of a dividend payment that is required to be accompanied by a written statement pursuant to section 19(a) of the 1940 Act and rule 19a-1 thereunder. The Staff further noted that the Funds’ financial statements reported for the year ending January 31, 2025 did not indicate that the Funds made a return of capital distribution, which would require such a written statement. Please confirm if the response to Item B.23 is reported accurately.

Response: The Trust notes that Item B.23 to Form N-CEN is responded to at the Trust level. While the Funds did not pay a dividend or make a distribution that would have required a written statement, other series of the Trust did during the reporting period covered by the referenced Form N-CEN. Accordingly, the Trust believes the response to Item B.23 was responded to accurately.

If you have any questions or require further information, please contact Aaron Perkovich at 414-699-9292 or aperkovich@tidalfg.com.

Sincerely,

/s/ Aaron Perkovich
Aaron Perkovich
Treasurer/Principal Financial Officer
Tidal Trust I